                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)


                          First Central Financial Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    318908100
                                 (Cusip Number)


Check the following if a fee is being paid with this statement ___. (A fee is not required only if the filing person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      (Continued on the following page(s))

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-------------------                                            -----------------
CUSIP NO. 318908100                    13G                     PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KeyCorp
        I.R.S. Employer Identification No. 14-1538208
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A
        MEMBER OF A GROUP*
                                               (a)  /  /

                    Not Applicable             (b) /  /
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Ohio
--------------------------------------------------------------------------------
                    5   SOLE VOTING POWER       0
   Number of        ------------------------------------------------------------
    Shares          6   SHARED VOTING
 Beneficially           POWER                   127,398
   Owned By         ------------------------------------------------------------
Each Reporting      7   SOLE DISPOSITIVE
  Person With           POWER                   0
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE      127,398
                        POWER
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
                       127,398
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN
        ROW (9) EXCLUDES CERTAIN SHARES*
                   Not Applicable
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW 9
                        2.1%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
                         HC
--------------------------------------------------------------------------------

SEC 1745 (6-80)         *SEE INSTRUCTIONS BEFORE FILLING OUT




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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 8)

ITEM 1(a).  NAME OF ISSUER:

First Central Financial Corp.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

50 Broadway
Lynbrook, NY 11563

ITEM 2(a).  NAME OF PERSON FILING:

KeyCorp

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

127 Public Square
Cleveland,  Ohio  44114-1306

ITEM 2(c).  PLACE OF ORGANIZATION:

State of Ohio

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).  CUSIP NUMBER:

318908100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), INDICATE TYPE OF PERSON FILING:

Person filing is a Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)


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
ITEM 4.    OWNERSHIP:


           (a)  Amount of beneficially owned:                                   127,398 shares
                                                                                -------

           (b)  Percent of class:                                                   2.1%
                                                                                -------

           (c)  Number of shares as to which such person has:

               (i)Sole power to vote or to direct the vote                            0
                                                                                -------
              (ii)Shared power to vote or to direct the vote                    127,398
                                                                                -------
             (iii)Sole power to dispose or to direct the disposition of               0
                                                                                -------
              (iv)Shared power to dispose or to direct the disposition of       127,398
                                                                                -------

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                           X

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are: None

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


           Identification:     Spears, Benzak, Solomon & Farrell

           Classification:    Registered investment advisor

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable



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
ITEM 10.  CERTIFICATION

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 1997



KeyCorp

By:  /s/ Trace Swisher



Trace Swisher
Executive Vice President and Chief Fiduciary Officer
Key PrivateBank




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